                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM N-17f-1

              Certificate of Accounting of Securities and Similar
                        Investments in the Custody of
                    Members of National Securities Exchanges

                  Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

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1.   Investment Company Act File Number:                              Date ex

          811-2670                                                    08-31-02
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                                                                      06-30-02
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2. State identification Number:
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     AL             AK             AZ             AR
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     CT             DE             DC             FL
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     ID             IL             IN             IA
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     LA             ME             MD             MA
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     MS             MO             MT             NE
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     NJ             NM             NY             NC
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     OK             OR             PA             RI
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     TN             TX             UT             VT


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     WV             WI             WY             PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

                           Scioto Investment Company
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5. Address of principal executive office (number, street, city, state, zip code):

                      4561 Lanes End, Columbus, OH 43220
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INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

September 23, 2002

To the Board of Directors of
Scioto Investment Company

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Scioto Investment Company (the "Company") complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 ("the Act") as of August 31, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following test performed as of August 31, 2002, and with respect to agreement of security purchases and sales, for the period from June 30, 2002 (the date of our last examination) through August 31, 2002:

..    Confirmation of all securities held by institution in book entry form with the Fifth Third Bank (custodian);
..    Reconciliation of all such securities to the books and records of the
     Company and the Custodian; and
..    Agreement of four security purchases and five security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scioto Investment Company complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of August 31, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Scioto Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

/s/ Deloitte & Touche LLP

September 23, 2002

Deloitte & Touche LLP
155 East Broad Street
Columbus, Ohio 43215

We*, as members of management of Scioto Investment Company (the Company), are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 as of August 31, 2002, and from June 30, 2002 through August 31, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 of the Investment Company Act of as of August 31, 2002, and from June 30, 2002 through August 31, 2002, with respect to securities reflected in the investment account of the Company.


Scioto Investment Company


By:  /s/ Stephen Kellough (Sr)
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     Stephen Kellough, President

* We is Scioto with Resco; i.e. Scioto Investment Company has continued to hire the Richard E. Schafer & (CPA) Company, 4770 Indianola Avenue, 43214, to perform many corporate tasks. Resco is hired on a when needed basis by Scioto's officers. Resco activities initially included normal corporate activities of principally the recordkeeping, financial statements, general office work, accounting, bookkeeping, computer work, clerical, filing, etc; and then, some management and most other corporate activities were added as needed periodically throughout much of this business's existence as requested (all subject to approval by Scioto) off and on by Scioto since 1981 to where we stand today; including those items in Scioto's two letters dated September 23, 2002 to Deloitte & Touche, Columbus, Ohio, USA.